

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

November 16, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Barclays PLC, under the Exchange Act of 1934.

- 4.610% Fixed-to-Floating Rate Senior Notes due 2023

- Floating Rate Senior Notes due 2023

Sincerely,